Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

MapInfo Corporation

at

$20.25 Net Per Share

by

Magellan Acquisition Corp.

a wholly-owned subsidiary of

Pitney Bowes Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, APRIL 18, 2007; UNLESS EXTENDED AS DESCRIBED IN THIS OFFER.

THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”) DATED MARCH 14, 2007 AMONG PITNEY BOWES INC. (“PITNEY BOWES”), MAGELLAN ACQUISITION CORP. (THE “PURCHASER”) AND MAPINFO CORPORATION (THE “COMPANY”). THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AT A MEETING DULY CALLED AND HELD ON MARCH 14, 2007, HAS, AMONG OTHER THINGS, (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE STOCKHOLDERS OF THE COMPANY, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (III) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY APPLICABLE LAW, ADOPT THE MERGER AGREEMENT.

THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.002 PER SHARE (TOGETHER, THE “SHARES”) OF THE COMPANY, WHICH, TOGETHER WITH ANY SHARES THEN OWNED BY PITNEY BOWES AND ITS SUBSIDIARIES (INCLUDING THE PURCHASER), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES THEN OUTSTANDING ON A FULLY DILUTED BASIS, AND (2) ANY WAITING PERIODS, APPROVALS OR CLEARANCES UNDER APPLICABLE ANTITRUST LAWS HAVING EXPIRED, BEEN TERMINATED OR BEEN OBTAINED. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE “INTRODUCTION” AND “THE OFFER—SECTION 16—CONDITIONS OF THE OFFER.”

IMPORTANT

Any stockholder of the Company desiring to tender Shares in the Offer should either:

(i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile thereof) together with the certificates representing tendered Shares and all other required documents to Mellon Investor Services LLC, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 4—Procedure for Tendering Shares—Book-Entry Delivery”; or

(ii) request your broker, dealer, bank, trust company or other nominee to effect the transaction for you.

Stockholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 4—Procedure for Tendering Shares—Guaranteed Delivery.”

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, banks and trust companies.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

March 22, 2007

SUMMARY TERM SHEET

Securities Sought:	All issued and outstanding shares of common stock, par value $0.002 per share, of MapInfo Corporation.

Price Offered Per Share:	$20.25 in cash, without interest, less any required withholding and transfer taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time on Wednesday, April 18, 2007, unless extended as anticipated and described herein. See “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 17—Regulatory Approvals.”

Purchaser:	Magellan Acquisition Corp., a wholly-owned subsidiary of Pitney Bowes Inc.

The following are some of the questions that you, as a MapInfo stockholder, may have and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Magellan Acquisition Corp. We are a Delaware corporation formed for the purpose of making this tender offer for all of the shares of MapInfo. We are a wholly-owned subsidiary of Pitney Bowes Inc., a Delaware corporation.

Unless the context indicates otherwise, we will use the terms “us,” “we,” “our” and the “Purchaser” in this Offer to Purchase to refer to Magellan Acquisition Corp. and “Pitney Bowes” to refer to Pitney Bowes Inc. We will use the term “MapInfo” or the “Company” to refer to MapInfo Corporation. See “Introduction” and “The Offer—Section 10—Certain Information Concerning the Purchaser and Pitney Bowes.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.002 per share, of MapInfo. Unless the context requires otherwise, we refer to each share of MapInfo common stock as a “share” or “Share.” See “Introduction.”

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay $20.25 per share in cash, without interest, less any required withholding and transfer taxes. See “Introduction” and “The Offer—Section 1—Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, bank, trust company or other nominee, and your nominee tenders your shares on your behalf, your nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Do you have the financial resources to pay for the shares?

Yes. We estimate that we will need approximately $455 million (or approximately $485 million on a fully diluted basis) to purchase all of the outstanding shares pursuant to the offer and to pay all related fees and expenses. Pitney Bowes will obtain the funds to consummate the Offer from a combination of cash on hand and its commercial paper program, at prevailing rates. Pitney Bowes’s commercial paper is rated Al-P1. At December 31, 2006, Pitney Bowes had cash and cash equivalents and short-term investments of approximately $302 million. Pitney Bowes will contribute or otherwise cause funds to be advanced to enable us to consummate the offer.

We will have sufficient cash on hand at the expiration of the offer to pay the offer consideration for all shares tendered in the offer. The offer is not conditioned upon any financing arrangements. See “The Offer—Section 11—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition is relevant to your decision whether to tender in the offer because:

•	the offer is being made for all of the outstanding shares solely for cash;

•	the offer is not subject to any financing condition;

•	pursuant to the merger agreement, Pitney Bowes, our parent, has agreed that it will make available to us the funds necessary to consummate the offer; and

•	if we consummate the offer, we expect to acquire all remaining shares for the same cash price in the subsequent merger.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•

there being validly tendered and not properly withdrawn prior to the expiration of the offer the number of shares of MapInfo, which, together with the shares then owned by Pitney Bowes and its subsidiaries (including Magellan Acquisition Corp.), represents at least a majority of the total number of outstanding shares of MapInfo on a fully diluted basis; and

•	any waiting periods, approvals or clearances under applicable antitrust laws having expired, been terminated or been obtained.

The offer is also subject to other conditions. See “The Offer—Section 16—Conditions of the Offer.”

Is there an agreement governing the offer?

Yes. MapInfo, Pitney Bowes and Magellan Acquisition Corp. have entered into a merger agreement dated March 14, 2007. The merger agreement provides, among other things, for the terms and conditions of the offer and the merger of Magellan Acquisition Corp. into MapInfo. See “The Offer—Section 14—The Merger Agreement.”

What does the Board of Directors of MapInfo think of the offer?

The Board of Directors of MapInfo has, among other things, unanimously:

•

determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to and in the best interests of the Company and the stockholders of the Company;

•	approved and declared advisable the merger agreement and the transactions contemplated thereby; and

•	recommended that the stockholders of the Company tender their shares pursuant to the offer and, if required by applicable law, adopt the merger agreement.

See “Introduction.”

How long do I have to decide whether to tender in the offer?

You will have at least until 12:00 midnight, New York City time, on Wednesday, April 18, 2007 to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender to Mellon Investor Services LLC, the depositary for the offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer—Section 4—Procedure for Tendering Shares.”

Can the offer be extended and under what circumstances?

Yes. We may extend the period of time for which the offer is open pursuant to, and in accordance with, the terms of the merger agreement or as may be required by applicable law. We may extend the offer beyond the expiration date of Wednesday, April 18, 2007 if any of the conditions specified in “The Offer—Section 16” are not satisfied at the scheduled expiration date but in no event later than September 14, 2007. See “The Offer—Section 17—Certain Legal Matters; Regulatory Approvals.”

In addition, we may elect to provide a “subsequent offering period” for the offer, if, as of such date, all of the conditions to our obligations to accept shares for payment are satisfied or waived, but the shares validly tendered and not properly withdrawn pursuant to the offer constitute less than 90% of the then outstanding shares. A subsequent offering period, if included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which any remaining stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1—Terms of the Offer.”

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Mellon Investor Services LLC, the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”

How do I tender my shares?

To tender your shares, you must deliver the certificate or certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to Mellon Investor Services LLC, the depositary for the offer, not later than the time the offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq Stock Market trading days. However, the depositary must receive the missing items within that three trading day period. See “The Offer—Section 4—Procedure for Tendering Shares.”

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired. If we decide to provide a subsequent offering period, you may not withdraw shares tendered in the offer during any subsequent offering period, if included. See “The Offer—Section 5—Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Mellon Investor Services LLC while you have the right to withdraw the shares. If you tendered your shares by giving instructions through a broker or nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your shares. See “The Offer—Section 5—Withdrawal Rights.”

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares promptly after the date of the expiration of the offer.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Mellon Investor Services LLC, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Mellon Investor Services LLC of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 4—Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See “The Offer—Section 3—Payment.”

Will the offer be followed by a merger if all the shares are not tendered in the offer?

Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least a majority of the outstanding shares on a fully diluted basis, we expect to be merged with and into MapInfo in accordance with the terms of the merger agreement. If that merger takes place, all remaining stockholders (other than us, Pitney Bowes and its subsidiaries and stockholders properly exercising their appraisal rights) will receive the price per share paid in the offer. See “The Offer—Section 13—Purpose of the Offer; Plans for the Company.”

If a majority of the shares are tendered and accepted for payment, will MapInfo continue as a public company?

No. Following the purchase of shares in the offer, we expect to consummate the merger and, following the merger, MapInfo no longer will be publicly owned. However, if for some reason the merger does not take place, the number of stockholders of MapInfo and the number of shares of MapInfo which are still in the hands of the public may be so small that the shares may no longer be eligible to be traded on Nasdaq or on any securities exchange and there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the shares. Also, MapInfo may cease making filings with the Securities and Exchange Commission or otherwise being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See the “Introduction” and “The Offer—Section 8.”

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if we do not acquire at least 90% of the outstanding shares in the offer, we have the option, subject to limitations, to purchase from MapInfo up to a number of additional shares sufficient to cause us to own at least 90% of the shares then outstanding at a price per share equal to the price per share paid in the offer. We refer to this option as the “top-up option.” The top-up option cannot be exercised if such exercise would require stockholder approval under applicable law or regulations or if the number of top-up option shares would exceed the number of authorized but unissued and unreserved shares of MapInfo’s common stock. If we are able to exercise the top-up option in an amount sufficient to cause us to own at least 90% of the Shares, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of MapInfo.

If I decide not to tender, how will the offer affect my shares?

If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, without interest, subject to any appraisal rights properly exercised under Delaware law. Therefore, if such merger takes place and you do not exercise appraisal rights, the only difference between tendering and not tendering shares in the offer is that tendering stockholders will be paid earlier. If, however, the merger does not take place and the offer is consummated, the number of stockholders and the number of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders, which may affect prices at which shares trade. Also, as described above, MapInfo may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Offer—Section 8—Possible Effects of the Offer on the Market for the Shares.”

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer. However, if we proceed with the merger, appraisal rights will be available to holders of shares that are not tendered and who do not vote in favor of the merger, subject to and in accordance with Delaware law. A holder of shares must properly perfect its right to seek appraisal under Delaware law in connection with the merger in order to exercise appraisal rights under Delaware law. See Section 13—“Appraisal Rights.”

If you successfully complete your offer, what will happen to MapInfo’s board of directors?

If we accept shares for payment pursuant to the offer, under the merger agreement Pitney Bowes will become entitled to designate at least a majority of the members of MapInfo’s board of directors. In such case, MapInfo has agreed to use its reasonable best efforts to cause our designees to be elected or appointed to its board of directors in such number as is proportionate to Pitney Bowes’s or our beneficial share ownership. Therefore, if we accept shares for payment pursuant to our offer, Pitney Bowes will obtain control of the management of MapInfo shortly thereafter.

What is the market value of my shares as of a recent date?

On March 14, 2007, the last full trading day before the announcement of our intention to commence the offer, the last reported sale price of MapInfo common stock reported on Nasdaq was $13.21 per share. We advise you to obtain a recent quotation for your shares prior to deciding whether or not to tender in the offer.

What are the material U.S. federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer—Section 6—Certain U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the offer?

You can call Georgeson Inc., the information agent for the offer, at (212) 440-9800 (collect) or (800) 356-1784 (toll-free). See the back cover of this Offer to Purchase.

To the stockholders of MapInfo Corporation:

INTRODUCTION

We, Magellan Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Pitney Bowes Inc. (“Pitney Bowes”), are offering to purchase all issued and outstanding shares (the “Shares”) of common stock, par value $0.002 per share (the “Common Stock”), of MapInfo Corporation, a Delaware corporation (the “Company”), at a purchase price of $20.25 per Share in cash, without interest thereon, less any required withholding and transfer taxes (the “Offer Consideration”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Stockholders of record who have Shares registered in their own names and tender directly to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Internal Revenue Service Form W-9 that is included in the Letter of Transmittal claiming an exemption from backup withholding or otherwise establish such an exemption may be subject to backup withholding under the U.S. federal income tax laws. See “The Offer—Section 4—Procedure for Tendering Shares—Backup Withholding.” We will pay the charges and expenses of the Depositary and Georgeson Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 18—Fees and Expenses.”

We are making the Offer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated March 14, 2007 among Pitney Bowes, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, we will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Pitney Bowes. In the Merger, each issued and outstanding Share (other than the Dissenting Shares (as defined below) and any Shares held by the Company, Pitney Bowes and any of its subsidiaries (including us)) will be converted into the right to receive the price paid in the Offer, without interest. The Merger Agreement is more fully described in Section 14 entitled “The Merger Agreement.”

The Board of Directors of the Company (the “Company Board”) has unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to be fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the Company’s stockholders tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement.

Jefferies Broadview, a division of Jefferies & Company, Inc. (“Jefferies Broadview”), the financial advisor to the Special Committee of the Company Board (the “Special Committee”), has delivered to the Special Committee and the Company Board its written opinion dated March 14, 2007 to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration of $20.25 per share in cash to be received by holders of MapInfo common stock pursuant to the Offer and the Merger, taken together, was fair, from a financial point of view, to those holders, other than Pitney Bowes and its affiliates. The full text of the written opinion of Jefferies Broadview, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Jefferies Broadview in rendering its opinion, is included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to stockholders of the Company with this Offer to Purchase. We recommend that you read the full text of the opinion carefully.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn before the expiration of the Offer the number of Shares which, together with the Shares then owned by Pitney Bowes and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”) and (ii) any waiting periods, approvals or clearances under applicable antitrust laws, including the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired, been terminated or been obtained. The Offer is also subject to other conditions. There is no financing condition to the Offer. See “The Offer—Section 16—Conditions of the Offer.”

If by 12:00 midnight, New York City time, on Wednesday, April 18, 2007, (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)), any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, the Purchaser will, at the request of the Company, extend the Expiration Date for one or more periods (not in excess of ten business days each), until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond September 14, 2007. The Purchaser will also extend the offer for any period required by any applicable law, including any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares.

The Company has represented that, as of March 12, 2007, there were (i) 21,768,166 shares of Common Stock issued and outstanding, and (ii) outstanding options to purchase an aggregate of 3,441,410 shares of Common Stock. None of Pitney Bowes or the Purchaser currently beneficially owns any Shares. The actual number of Shares that will satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase. However, based on the foregoing, and assuming that no shares of Common Stock were issued by the Company after March 12, 2007 (including pursuant to stock option exercises), the Minimum Condition will be satisfied if the Purchaser would acquire at least 12,604,789 Shares in the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer—Section 4—Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith. As used herein, the term “Notice of Guaranteed Delivery” refers to such document.

If we accept for payment and pay for any Shares pursuant to the Offer, the Merger Agreement provides that Pitney Bowes will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Pitney Bowes currently intends, as soon as practicable after consummation of the Offer, to exercise this right and to designate Leslie R. Abi-Karam, Murray D. Martin, Michele Coleman Mayes and Steven J. Green, each of whom is an officer of Pitney Bowes and/or the Purchaser, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. We expect that such board representation would permit Pitney Bowes to exert substantial influence over the Company’s conduct of its business and operations. The Purchaser and Pitney Bowes currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of the Purchaser will be the directors of the Company.

The consummation of the Merger is subject to a number of conditions, including adoption of the Merger Agreement by the stockholders of the Company, if such adoption is required under applicable law, and the Purchaser’s purchase of Shares pursuant to the Offer. Under Section 253(a) of the Delaware General Corporation Law (the “Delaware Law”), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Pitney Bowes and the Purchaser would be able to effect the Merger without a vote of the

Company’s stockholders. If we do not acquire at least 90% of the outstanding Shares, Pitney Bowes and the Purchaser would have to seek adoption of the Merger Agreement and the Merger by the Company’s stockholders at a meeting of the Company’s stockholders. Adoption of the Merger Agreement and the Merger at such a meeting would require the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger Agreement will be adopted by the Company’s stockholders.

The Company has granted the Purchaser an option (the “90% Top-Up Option”) to purchase up to that number of Shares (the “90% Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by the Purchaser immediately following consummation of the Offer, would constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the 90% Top-Up Option Shares) at a purchase price per 90% Top-Up Option Share equal to the Offer Consideration. Notwithstanding the foregoing, the 90% Top-Up Option would not be exercisable if the aggregate number of Shares issuable upon exercise of the 90% Top-Up Option, would exceed the aggregate number of shares of Common Stock held by the Company and its subsidiaries as treasury shares and the number of authorized Shares not already issued and outstanding or reserved for issuance or if the issuance of Shares pursuant to the 90% Top-Up Option would require approval of the Company’s stockholders under applicable law or regulation.

The Company has never paid a quarterly cash dividend on the Common Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions set forth in this Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not properly withdrawn.

The Offer is conditioned upon, among other things, (1) the Minimum Condition having been satisfied and (2) any waiting periods, approvals or clearances under applicable antitrust laws having expired or been terminated or been obtained. The Offer is also subject to other conditions as described in “The Offer—Section 16—Conditions of the Offer.” If any such condition is not satisfied, we: (i) shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer; (ii) may postpone the acceptance of, or the payment for, any tendered Shares; (iii) may terminate or amend the Offer as to Shares not then paid for, provided that any amendment of the Offer in a manner materially adverse to the holders of Shares would require the Company’s prior written consent and (iv) may, and expressly reserve the right to, waive such condition (other than the Minimum Condition) and purchase all Shares validly tendered prior to the Expiration Date and not properly withdrawn. For a description of our right to extend, amend, delay or terminate the Offer, see “The Offer—Section 2—Extension of Tender Period; Termination; Amendment,” “The Offer—Section 14—The Merger Agreement” and “The Offer—Section 16—Conditions of the Offer.”

The Company has represented that, as of March 12, 2007, there were (i) 21,768,166 Shares issued and outstanding and (ii) outstanding options to purchase an aggregate of 3,441,410 shares of Common Stock. For purposes of the Minimum Condition, the calculation of Shares issued and outstanding on a “fully diluted basis” assumes that all outstanding warrants, options and other obligations of the Company to issue shares of Common Stock at prices equal to or less than the Offer Consideration are presently exercisable in full. The actual number of Shares that will satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase.

Under Rule 14d-11 of the Exchange Act, we may, subject to certain conditions, provide a subsequent offering period from three to 20 business days in length following the expiration of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already will have been completed.

We reserve the right to include a subsequent offering period in the Offer not in excess of ten business days. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. We will pay the same consideration to stockholders tendering Shares in the Offer or in a subsequent offering period, if we include one.

2. Extension of Tender Period; Termination; Amendment.

We reserve the right to extend the Expiration Date, subject to the terms of the Merger Agreement, if at the scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived. In addition, if the Offer has not been consummated at the Expiration Date due to the failure to satisfy any condition to the Offer, including the expiration, termination or receipt of any waiting period, approval or clearance under any applicable antitrust laws, we will, at the request of the Company, extend that Expiration Date for one or more periods (not in excess of ten business days each), until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond September 14, 2007. We also have the right to extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the SEC Staff or in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. Except as described in the next paragraph, we expressly reserve the right in our sole discretion to waive any of the terms or conditions to the Offer, and to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act.

We will not, however, without the prior written consent of the Company, (i) change the form of consideration payable in the Offer, decrease the Offer Consideration or decrease the number of Shares sought pursuant to the Offer; (ii) waive the Minimum Condition; (iii) amend the conditions to the Offer or any other material term thereof in any manner adverse to holders of Shares; or (iv) impose any new condition to the Offer.

If we change the percentage of Shares being sought or change the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such change is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such ten-day period. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer if required by applicable law for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition, such as the Minimum Condition, is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement, in the case of an extension of the Offer, to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If we extend the time during which the Offer is open, or if we are delayed in our acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under “The Offer—Section 5—Withdrawal Rights.” Our ability to delay the payment for Shares that we have accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the bidder’s offer and (ii) the terms of the Merger Agreement, which require that we pay for Shares that are validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date.

In connection with the Offer, the Company has provided us with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

3. Acceptance for Payment; and Payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as we are permitted to do so under applicable law, subject to the satisfaction or waiver of the conditions set forth in

“The Offer—Section 16—Conditions of the Offer.” In addition, we reserve the right, subject to the Merger Agreement and compliance with Rule 14e-l(c) under the Exchange Act, to postpone the acceptance for payment or payment for Shares pending receipt of any regulatory or governmental approvals to the Offer as described under the caption “The Offer—Section 17—Regulatory Approvals.” If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 4—Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 4 – Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

4. Procedure for Tendering Shares.

Valid Tender of Shares. To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer—Section 4—Procedure for Tendering Shares—Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three Nasdaq Stock Market (“Nasdaq”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Backup Withholding. Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Internal Revenue Form W-9 included in the Letter of Transmittal claiming an exemption from backup withholding or otherwise establish an exemption. If you are a non resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Internal Revenue Service Form W-8BEN Certificate of Foreign Status (or other applicable Internal Revenue Service Form W-8) before receipt of any payment in order to avoid backup withholding.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after March 22, 2007). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their reasonable discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity. We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Withdrawal Rights.

You may withdraw any tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after May 21, 2007, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 5.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution)

signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Offer—Section 4—Procedure for Tendering Shares” at any time before the Expiration Date.

If we include a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered in such subsequent offering period and no withdrawal rights apply during such subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

6. Certain U.S. Federal Income Tax Considerations.

The U.S. federal income tax discussion set forth below is included for general information only and is based upon present law. Due to the individual nature of tax consequences, we recommend that you consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable state, local and other tax laws. The following discussion may not apply to certain stockholders. For example, the following discussion may not apply to you if you acquired your Shares pursuant to the exercise of stock options or other compensation arrangements with the Company, you are not a citizen or resident of the United States or you are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

Your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss if you hold the Shares as capital assets and will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.

A stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer—Section 4—Procedure for Tendering Shares—Backup Withholding.”

7. Price Range of Shares; Dividends.

Price Range of Shares; Dividends.

The Shares are listed and principally traded on Nasdaq under the symbol MAPS. The following table sets forth for the periods indicated the high and low closing sales prices per Share on Nasdaq as reported in published financial sources:

	High	Low
Fiscal year ended September 30, 2004
First Quarter	10.68	8.27
Second Quarter	15.70	10.06
Third Quarter	13.47	9.06
Fourth Quarter	11.01	8.83
Fiscal year ended September 30, 2005
First Quarter	12.65	8.93
Second Quarter	13.73	11.25
Third Quarter	13.34	10.46
Fourth Quarter	12.78	9.66
Fiscal year ended September 30, 2006
First Quarter	14.65	11.54
Second Quarter	15.31	12.22
Third Quarter	14.16	12.32
Fourth Quarter	13.33	10.90
Fiscal year ended September 30, 2007
First Quarter	13.84	12.28
Second Quarter (through March 20, 2007)	20.05	20.01

If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

On March 14, 2007, the last full trading day before the announcement of our intention to commence the Offer, the closing sales price of the Shares reported on Nasdaq was $13.21 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

8. Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in Nasdaq. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued inclusion in Nasdaq if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on Nasdaq will be discontinued. In the event the Shares were no longer quoted on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or Nasdaq reporting. We intend to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

9. Certain Information Concerning the Company.

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Pitney Bowes, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Pitney Bowes, the Purchaser, the Information Agent or the Depositary.

General. The Company is a Delaware corporation with its principal executive offices located at One Global View, Troy, New York. The Company’s telephone number is (518) 285-6000. The Company is a leading global provider of location intelligence solutions management software.

Additional Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the website maintained by the SEC at http://www.sec.gov.

10. Certain Information Concerning the Purchaser and Pitney Bowes.

We are a Delaware corporation incorporated on March 13, 2007, with principal executive offices at One Elmcroft Road, Stamford, CT 06926-0700. The telephone number of our principal executive offices is (203) 356-5000. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer. We are a wholly-owned subsidiary of Pitney Bowes.

Pitney Bowes was incorporated in the State of Delaware on April 23, 1920 as the Pitney Bowes Postage Meter Company. Its principal executive offices are located at One Elmcroft Road, Stamford, CT 06926-0700. The telephone number of Pitney Bowes’s principal executive offices is (203) 356-5000.

Today, Pitney Bowes is the largest provider of mail processing equipment and integrated mail solutions in the world. Through its subsidiaries, Pitney Bowes offers a full suite of equipment, supplies, software and services for end-to-end mailstream solutions which enable its customers to optimize the flow of physical and electronic mail, documents and packages across their operations. Pitney Bowes serves over 2 million businesses of all sizes in more than 130 countries through dealer and direct operations.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Pitney Bowes and the Purchaser and certain other information are set forth on Annex I hereto.

Except as set forth elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Pitney Bowes, the Purchaser and, to Pitney Bowes’s and the Purchaser’s knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Pitney Bowes, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Pitney Bowes, the Purchaser and, to Pitney Bowes’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Pitney Bowes, the Purchaser and, to Pitney Bowes’s and the Purchaser’s knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Pitney Bowes, the Purchaser, their subsidiaries or, to Pitney Bowes’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Pitney Bowes, the Purchaser, their subsidiaries or, to Pitney Bowes’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pitney Bowes is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Pitney Bowes is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Pitney Bowes. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “The Offer—Section 9—Certain Information Concerning the Company.”

11. Source and Amount of Funds.

We estimate that we will need approximately $455 million (or approximately $485 million on a fully diluted basis) to purchase all of the outstanding shares pursuant to the Offer and to pay all related fees and expenses. Pitney Bowes will obtain the funds to consummate the Offer from a combination of cash on hand and its commercial paper program, at prevailing rates. Pitney Bowes’s commercial paper is rated Al-P1. At December 31, 2006, Pitney Bowes had cash and cash equivalents and short-term investments of approximately $302 million. Pitney Bowes will contribute or otherwise cause funds to be advanced to enable us to consummate the Offer. We expect to have sufficient cash on hand at the expiration of the Offer to pay the Offer Consideration for all Shares in the Offer. The Offer is not conditioned upon any financing arrangements.

12. Background of the Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was prepared jointly by the Company, the Purchaser and Pitney Bowes.

Background to the Offer.

As part of the continuous evaluation of its businesses and plans, Pitney Bowes regularly considers a variety of strategic options and transactions.

On November 8, 2006, at the request of Pitney Bowes, JPMorgan, the financial advisor retained by Pitney Bowes contacted management of the Company to inquire about interest in a meeting to discuss a possible transaction.

On November 28, 2006, management of the Company informed JPMorgan that the Company’s board of directors had established a special committee of independent directors to explore, with the assistance of a financial advisor, the Company’s strategic alternatives, including a possible sale.

On December 11, 2006, JPMorgan contacted Jefferies Broadview, the financial advisor retained by the special committee, on behalf of Pitney Bowes to discuss the possibility of a transaction with the Company.

On December 19, 2006, Pitney Bowes and the Company entered into a confidentiality agreement to facilitate the sharing of information with respect to a potential sale of the Company.

On January 4, 2007, Pitney Bowes and JPMorgan received materials from Jefferies Broadview describing the Company.

On January 12, 2007, representatives of Pitney Bowes and JPMorgan met with management of the Company, and Jefferies Broadview, in Troy, NY, to discuss the Company and a potential acquisition by Pitney Bowes.

On January 19, 2007, Pitney Bowes and JPMorgan received further financial information from Jefferies Broadview relating to the Company.

On January 25, 2007, Pitney Bowes and JPMorgan received information from Jefferies Broadview outlining the process for submitting initial bids to acquire the Company by the close of business on February 5, 2007.

On February 5, 2007, Pitney Bowes submitted to Jefferies Broadview a non-binding preliminary indication of interest in acquiring the Company, subject to appropriate further due diligence. The indication of interest stated that Pitney Bowes valued the Company in the range of $16.50 to $18.00 per share. The indication of interest was contingent upon further due diligence, negotiation of mutually acceptable employment agreements with key management and board approval.

On February 7, 2007, JPMorgan received a call from Jefferies Broadview inviting Pitney Bowes to a second round of the auction process, including further due diligence. On that evening, an online data room containing due diligence materials relating to the Company was made available to Pitney Bowes and its financial and legal advisors.

On February 15, 2007, representatives of Pitney Bowes and JPMorgan met with the Company’s management team and Jefferies Broadview in Troy, NY for a presentation of the Company. On the same day Leslie R. Abi-Karam, Executive Vice President and President of Document Messaging Technologies at Pitney Bowes, met with Mark Cattini to discuss management retention agreements.

On February 17, 2007, Jefferies Broadview sent JPMorgan a letter providing instructions for submitting final bids by 12:00 pm on March 5, 2007. Jefferies Broadview also provided a draft of a merger agreement calling for the acquisition of the Company in a one-step merger and disclosure schedules to the merger agreements, to be marked up and submitted by each of the bidders.

Between February 17, 2007, and March 5, 2007, Pitney Bowes, and its legal and financial advisors, conducted further due diligence with respect to a potential acquisition of the Company.

On February 23, 2007, Leslie R. Abi-Karam and David Kleinman, Vice President, Corporate Development, of Pitney Bowes met with the Company’s CEO, Mark P. Cattini, to discuss strategy and post-closing integration, including management retention plans.

On March 1, 2007, Leslie R. Abi-Karam and David Kleinman held a call with Mark P. Cattini to discuss retention issues, including change-in-control arrangements between the Company and members of its management, and the proposed treatment of such arrangements by Pitney Bowes.

On March 2, 2007, Pitney Bowes submitted a mark-up of the proposed merger agreement in anticipation of receiving feedback in advance of the second round bid due date.

On March 5, 2007, Pitney Bowes submitted to Jefferies Broadview a proposal to acquire the Company for a price of $19.12 per share. The proposal was subject to internal Pitney Bowes approvals, signing of retention agreements with key Company employees, and other conditions set forth in the merger agreement. The proposal excluded the condition of further diligence as requested in the February 5, 2007 proposal.

Between March 5, 2007, and March 14, 2007, Pitney Bowes and the Company, and their respective legal and financial advisors, continued discussions regarding an acquisition of the Company, including discussions on the proposed merger agreement and retention agreements with key employees of the Company between Proskauer Rose LLP (“Proskauer”), Pitney Bowes’s legal advisor, and WilmerHale, the Special Committee’s legal advisor.

On March 7, 2007, Pitney Bowes submitted to Jefferies Broadview a proposal to acquire the Company at a price of $19.75 per share. In addition to customary conditions, this proposal was still subject to Pitney Bowes’s internal approvals, signing of retention agreements with key employees of the Company, and other conditions set forth in the draft merger agreement.

As a result of continued discussions, on March 9, 2007, Pitney Bowes submitted to Jefferies Broadview a proposal to acquire the Company at a price of $20.25 per share. This proposal contained an exclusivity provision and removed the Pitney Bowes Board approval requirement. The same day, both parties entered into an exclusivity agreement regarding negotiations to acquire the Company.

Between March 9, 2007 and March 14, 2007, Leslie R. Abi-Karam and David Kleinman held several calls with Mark P. Cattini to discuss management retention and to negotiate the final terms of the retention agreements.

On March 12, 2007, WilmerHale delivered a revised draft of the merger agreement to Proskauer that amended the structure of the acquisition transaction from a one-step merger to a two-step tender offer/merger.

On March 13, 2007, Proskauer delivered comments on the revised draft of the merger agreement to WilmerHale. WilmerHale provided Proskauer with additional comments on the merger agreement on the same day.

On March 14, 2007, following further negotiations between Pitney Bowes and the Company, including their financial and legal advisors, Pitney Bowes and the Company signed the definitive merger agreement (whereby Pitney Bowes agreed, subject to customary closing conditions, to make a tender offer within seven business days to purchase all outstanding shares of the Company’s Common Stock at a price of $20.25 per share) and Pitney Bowes and the other signatories to the retention agreements executed such agreements. See “The Offer—Section 14—The Merger Agreement; Other Arrangements.”

On March 15, 2007, Pitney Bowes and the Company issued a press release announcing Pitney Bowes’s proposed acquisition of the Company and that the parties had entered into a definitive Merger Agreement.

13. Purpose of the Offer; Plans for the Company; Approval of the Merger; Appraisal Rights

Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, Pitney Bowes is entitled as soon as practicable after consummation of the Offer, to seek representation on the Company Board proportionate to the Purchaser’s ownership of Shares and to seek to have the Company consummate the Merger pursuant to the Merger Agreement. Pursuant to the Merger, the outstanding Shares not owned by Pitney Bowes, the Company or their respective subsidiaries (including the Purchaser), excluding the Dissenting Shares, will be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer, without interest.

If we accept for payment and pay for any Shares pursuant to the Offer, the Merger Agreement provides that Pitney Bowes will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Pitney Bowes currently intends, promptly after consummation of the Offer, to exercise this right and to designate Leslie R. Abi-Karam, Murray D. Martin, Michele Coleman Mayes and Steven J. Green, each of whom is an officer of Pitney Bowes and/or the Purchaser, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to stockholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation would permit Pitney Bowes to exert substantial influence over the Company’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the then outstanding Shares, we are expected to be merged with and into the Company. Pitney Bowes and the Purchaser currently intend, as soon as practicable after consummation of the Offer, and the satisfaction or waiver of certain conditions in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the director of the Purchaser will be the director of the Company. See “The Offer—Section 14—The Merger Agreement.”

In connection with Pitney Bowes’s consideration of the Offer, Pitney Bowes has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Pitney Bowes. Pitney Bowes plans to integrate the Company’s business into Pitney Bowes and ensure both customer continuity and support. Pitney Bowes will continue the Company’s focus on product development, and the combined business should benefit from the substantial scale of Pitney Bowes’s existing infrastructure. In addition, the Company’s existing sales activities will be augmented by the sales resources of Pitney Bowes. Pitney Bowes will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as described above or elsewhere in this Offer to Purchase, Pitney Bowes and the Purchaser have no present plans or proposals that would relate to or result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the location of the Company’s principal place of business, its principal executive office, or a material portion of its business activities, (iv) any change in the present management of the Company or policies of employment, (v) any material change in the Company’s capitalization or dividend policy or indebtedness, (vi) any other material change in the Company’s corporate structure or business, (vii) any material changes in the Company’s present charitable or community contributions or related policies, programs, or practices, or (viii) any material changes in the Company’s present relationship with its suppliers, customers, or the communities in which it operates.

Approval of the Merger. Under the Delaware Law, the approval of the Company Board is and the affirmative vote of the holders of a majority of the Shares entitled to vote may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger following consummation of the Offer. The Company Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the “short-form” merger provisions under the Delaware Law described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Pitney Bowes intends to cause the Company Board to set the record date for the stockholder approval for a date as soon as practicable after the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under Section 262 of the Delaware Law to demand appraisal of, and to receive payment in cash of the fair value of, their Shares (the “Dissenting Shares”). Such appraisal rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Dissenting Shares, as of the day of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Dissenting Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Dissenting Shares. In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Dissenting Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger Consideration (as defined below).

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the Merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If any holder of Shares who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the Delaware Law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by reference to Delaware Law.

14. The Merger Agreement; Other Arrangements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC on March     , 2007 and is incorporated herein by reference. The following summary may not contain all of the information important to you. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement. The summary of the terms of the Merger Agreement is intended to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about Pitney Bowes or MapInfo without consideration to the entirety of public disclosure by Pitney Bowes or the Company as set forth in all of their respective public reports with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Pitney Bowes or the Company will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

The Offer. The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 16—Conditions of the Offer.”

Merger. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger” and provided that the Merger Agreement has not been terminated, the Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Pitney Bowes.

At the Effective Time, each Share issued and outstanding immediately prior thereto (other than Shares owned by the Company or any of its subsidiaries or by Pitney Bowes or any of its subsidiaries (including the Purchaser), all of which will be cancelled, and Shares held by stockholders who properly exercise their appraisal rights under Delaware Law) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a cash payment of $20.25 per share before deduction of any applicable withholding and transfer taxes without any interest thereon, payable in cash to the holder thereof. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will automatically be converted at the Effective Time into one fully paid and nonassessable share of common stock of the Surviving Corporation.

Treatment of Stock Options in the Merger.

The Merger Agreement provides that the Company will, immediately prior to the Effective Time, take such action as is required to accelerate the vesting of any unvested options to purchase the Company’s Common Stock granted under any equity-related plans of the Company and to cancel all such stock options outstanding. Each holder of a stock option of the Company shall receive from Pitney Bowes, in consideration of each stock option so cancelled, as soon as practicable following the Effective Time, an amount (net of applicable taxes) equal to the product of (i) the excess, if any, of (A) the $20.25 in cash per share of Common Stock (or any such higher price per share of Common Stock paid pursuant to the Offer) without any interest thereon (the “Merger Consideration”) over (B) the exercise price per share of Common Stock subject to such stock option, multiplied by (ii) the total number of shares of Common Stock subject to such stock option (whether or not then vested or exercisable), without any interest thereon. In the event that the exercise price of any stock option of the Company is equal to or greater than the Merger Consideration, such stock option shall be cancelled and have no further force or effect.

Pursuant to the Merger Agreement, as soon as practicable following the execution of the Merger Agreement, the Company shall mail to each person who is a holder of stock options of the Company a letter describing the treatment of and payment for such stock options and providing instructions for use in obtaining payment for such stock options. Pitney Bowes shall at all times from and after the Effective Time maintain sufficient liquid funds to satisfy its obligations to holders of stock options of the Company.

Treatment of the ESPP in the Merger.

The Merger Agreement provides that the Company and the Company Board shall take all steps necessary to effectuate the exercise of all outstanding options granted pursuant to the 1993 Employee Stock Purchase Plan, as amended (the “Company ESPP”), pursuant to the terms thereof prior to the closing and to terminate the Company ESPP as of or prior to the Effective Time. In addition, no later than five days prior to the closing, the Company shall provide notice to Pitney Bowes of the number of shares of Company Common Stock purchased upon exercise of such options in accordance with the Company ESPP and the Merger Agreement.

Board of Directors. The Merger Agreement provides that upon acceptance for payment of, and payment by the Purchaser for, any Shares in accordance with the Offer, the Purchaser will be entitled to designate such number of members of the Company Board, rounded up to the nearest whole number, as will give the Purchaser representation on the Company Board equal to the product of (i) the total number of members on the Company Board (giving effect to the directors elected pursuant to this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Pitney Bowes or the Purchaser bears to the total number of Shares outstanding, and the Company will, upon the request by the Purchaser, use its reasonable best efforts promptly either to increase the size of the Company Board or to secure the resignations of the number of directors as is necessary to enable the Purchaser’s designees to be elected to the Company Board and will cause the Purchaser’s designees to be so elected. In addition, the parties have agreed to use reasonable best efforts to ensure that at least two of the members of the Company Board, at all times prior to the Effective Time, who were directors of the Company on the date of the Merger Agreement will be directors of the Company (the “Independent Directors”). From and after the time that the Purchaser’s designees constitute a majority of the Company Board and prior to the Effective Time, (i) any amendment or termination of the Merger Agreement by the Company, (ii) any extension of time for the performance of any of the obligations of Pitney Bowes or the Purchaser under the Merger Agreement, and (iii) any exercise or waiver of any of the Company’s obligations under the Merger Agreement will require the approval of a majority of the Independent Directors, except to the extent that applicable law requires that such action be acted upon by the full Company Board, in which case the action will require the approval of both a majority of the full Company Board and a majority of the Independent Directors.

The Merger Agreement further provides that the directors of the Purchaser immediately prior to the Effective Time of the Merger will be the initial directors of the Surviving Corporation.

Vote Required to Adopt Merger. Delaware Law requires, among other things, that any plan of merger or consolidation of the Company must be, if the “short-form” merger procedure described below is not available, approved by the Company Board and approved and adopted by the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. The Company Board has approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval and adoption of the Merger Agreement by the Company’s stockholders, as required if such “short-form” merger procedure is not available. Under the Delaware Law, if stockholder adoption of the Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the then outstanding Shares entitled to vote. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to a majority of the then outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

Delaware Law also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without a vote of the stockholders of the subsidiary through a so-called “short form” merger. Accordingly, if, as a result of the Offer or otherwise, the Purchaser owns at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company. Pursuant to the Merger Agreement, the Company granted the Purchaser the 90% Top-Up Option, which subject to the limitations described herein, permits but does not require the Purchaser to purchase, at a price per Share equal to the price per Share paid in the Offer, a number of Shares that, when added to the number of Shares directly or indirectly owned by the Purchaser at the time of exercise of the 90% Top-Up Option would constitute at least one share more than 90% of the Shares then outstanding.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (a) Pitney Bowes or the Purchaser shall have accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer; (b) if required by Delaware Law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares; (c) any waiting period, approvals or clearances applicable to the consummation of the Merger under applicable antitrust laws or as otherwise required by any governmental entity shall have expired, or been terminated or obtained; and (d) no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule or regulation which would make the Merger illegal or otherwise prohibit the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of the Company (to the extent required by applicable law):

(a) by mutual written consent of Pitney Bowes, the Purchaser and the Company; or

(b) by either Pitney Bowes or the Company if the Offer shall not have been consummated by September 14, 2007 (the “Outside Date”) (provided that the right to terminate the Merger Agreement under this clause (b) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been a principal cause of or resulted in the failure of the Offer to be consummated on or before the Outside Date); or

(c) by either Pitney Bowes or the Company if a governmental entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, and payment for, Shares pursuant to the Offer or consummation of the Merger; or

(d) by Pitney Bowes, prior to the purchase of any Shares pursuant to the Offer, if: (i) the Company Board shall have failed to recommend the tender of Shares pursuant to the Offer in the Schedule 14D-9 or approval of the Merger Agreement in the Company’s proxy statement, if required, or shall have withdrawn or modified its recommendation of the Offer or the Merger Agreement in a manner adverse to Pitney Bowes; (ii) the Company Board shall have approved, endorsed or recommended to the stockholders of the Company an Acquisition Proposal (as defined below) (other than the Offer and the Merger); or (iii) a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by Pitney Bowes or its affiliates) and the Company Board shall have recommended that the stockholders of the Company tender their shares in such tender or exchange offer or, within ten business days after the commencement of such tender or exchange offer, the Company Board shall have failed to recommend against acceptance of such offer; or

(e) by the Company, if the Company Board, subject to the terms and conditions of the Merger Agreement, shall have approved or recommended to the stockholders of the Company any Acquisition Proposal, provided that the Company simultaneously pays the Termination Fee (as defined below); or

(f) by Pitney Bowes, prior to the purchase of any Shares pursuant to the Offer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, which breach or failure to perform (i) would cause certain conditions to the Offer not to be satisfied, and (ii) shall not have been cured within 30 days following notice of such breach or failure to perform; or

(g) by the Company, prior to the purchase of any Shares pursuant to the Offer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Pitney Bowes or the Purchaser set forth in the Merger Agreement, which breach or failure to perform shall have had or is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below) and shall not have been cured within 30 days written notice of such breach or failure to perform.

Nonsolicitation Obligations. The Merger Agreement provides that neither the Company nor any of its subsidiaries shall, and the Company shall use reasonable efforts to cause its and its subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives not to, directly or indirectly: (a) solicit, initiate, or knowingly induce or encourage, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information for the purpose of encouraging, facilitating or inducing, the making of any Acquisition Proposal. Notwithstanding the foregoing, in response to an Acquisition Proposal that did not result from a breach of the Merger Agreement and that the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) could be reasonably expected to lead to a Superior Proposal (as defined below), and subject to certain notice provisions under the Merger Agreement, the Company may (A) furnish information with respect to the Company to any person (and its representatives) making such Acquisition Proposal, pursuant to a confidentiality agreement not materially less restrictive of the other party than the Company’s confidentiality agreement with Pitney Bowes, (B) engage in discussions or negotiations (including solicitation of a revised Acquisition Proposal) with such person and its representatives regarding any such Acquisition Proposal, and (C) amend, or grant a waiver or release under, any standstill or similar agreement with respect to any of the Company’s Common Stock.

“Acquisition Proposal” is defined in the Merger Agreement as: (i) any proposal or offer for a merger, consolidation, dissolution, sale of substantial assets outside the ordinary course of business, tender offer, recapitalization, share exchange or other business combination involving the Company and its subsidiaries, taken as a whole (other than mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely the Company and/or one or more subsidiaries of the Company, and no other party) (ii) any proposal for the issuance by the Company of over 20% of its equity securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of the Company and its subsidiaries, in each case other than the transactions contemplated by the Merger Agreement.

“Superior Proposal” is defined in the Merger Agreement as any unsolicited, bona fide and written proposal made by a third party to acquire more than 50% of the equity securities or consolidated total assets of the Company and its subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation or a sale of its assets, (i) on terms which the Company Board determines in its good faith judgment to be more favorable from a financial point of view to the holders of the Company’s Common Stock (in their capacity as stockholders) than the transactions contemplated by the Merger Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and the Merger Agreement (including any offer by Pitney Bowes to amend the terms of the Merger Agreement), (ii) is not subject to any financing contingency or, if so subject, that the Company Board determines in its good faith judgment is reasonably likely of being financed, and (iii) which the Company Board has determined in its good faith judgment to be reasonably capable of being completed on the terms proposed without undue delay, taking into account all financial, regulatory, legal and other aspects of such proposal.

The Merger Agreement requires the Company to advise Pitney Bowes promptly (and in any event within 24 hours) of any Acquisition Proposal received by it and of the material terms and conditions of such proposal, including the identity of the person making the proposal, and to provide Pitney Bowes with a copy of such Acquisition Proposal (and any amendments), if it is in writing, and to keep Pitney Bowes informed on a prompt basis as to all material amendments to the Acquisition Proposal. The Company will provide to Pitney Bowes a copy of all written nonpublic materials subsequently provided by the Company to the person making the Acquisition Proposal in connection with such proposal.

The Company Board will not (a) withhold, withdraw or modify, in a manner adverse to Pitney Bowes, the approval or recommendation by the Company Board with respect to the adoption and approval of the Merger Agreement by the stockholders of the Company, if applicable; (b) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement or arrangement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement permitted under the Merger Agreement); or (c) adopt, approve or recommend any Acquisition Proposal. Notwithstanding anything to the contrary set forth in the Merger Agreement, the Company Board may withhold, withdraw or modify, in a manner adverse to Pitney Bowes, its recommendation with respect to the adoption and approval of the Merger Agreement or approve or recommend a Superior Proposal if, after complying with the notice provisions set forth in the Merger Agreement, the Company Board determines in good faith, after consultation with outside counsel and after taking into consideration any changes to the Merger Agreement proposed by Pitney Bowes in response to the notice of a Superior Proposal, that failure to do so would be inconsistent with its fiduciary obligations under applicable law. If, following the expiration of three business days after Pitney Bowes’s receipt of such notice of a Superior Proposal, the Superior Proposal specified in such notice still constitutes, in the good faith judgment of the Company Board, a Superior Proposal (after taking into consideration any changes to the Merger Agreement proposed by Pitney Bowes) and did not otherwise result from a material breach of the Merger Agreement, the Company, by action of the Company Board, may terminate the Merger Agreement, provided that, concurrently with such termination, the Company pays to Pitney Bowes the Termination Fee.

Fees and Expenses; Termination Fee. Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

If the Merger Agreement is terminated pursuant to paragraphs (d) (by Pitney Bowes) or (e) (by the Company) of the subsection entitled “Termination of the Merger Agreement” above, the Company shall pay to Pitney Bowes by wire transfer of same-day funds a termination fee of $14,165,000 (the “Termination Fee”), within two business days after the termination of the Merger Agreement pursuant to paragraph (d) and simultaneously with the termination of the Merger Agreement pursuant to paragraph (e), respectively.

The Company shall pay Pitney Bowes the Termination Fee if the Merger Agreement is terminated by Pitney Bowes pursuant to paragraph (b) of the subsection entitled “Termination of the Merger Agreement” above due to the failure to satisfy the condition to the Offer relating to the Company’s representations and warranties (as a result of a willful breach of such representations and warranties or any fraudulent conduct by the Company) or the condition to the Offer relating to the Company’s performance of obligations by the Outside Date or if the Merger Agreement is terminated by the Company pursuant to such paragraph (b), but only if in any such case

(x) before the date of such termination, the Company shall have received an Acquisition Proposal (with, for purposes of this provision all references to 20% changed to 50% in the definition of Acquisition Proposal) that shall not have been withdrawn and (y) within 12 months after the date of termination, the Company shall have consummated or entered into any definitive agreement to consummate the transaction contemplated by such Acquisition Proposal with the person who made, and on the terms of, such Acquisition Proposal. Any Termination Fee due under such paragraph (b) shall be paid to Pitney Bowes by wire transfer of same-day funds within two business days after the date on which the transaction referenced in clause (y) above is consummated.

The Company shall not be required to pay any Termination Fee if, at the time of termination of the Merger Agreement, Pitney Bowes or Purchaser is in material breach of the Merger Agreement.

Conduct of Business by the Company. The Merger Agreement provides that except for matters expressly contemplated by the Merger Agreement or consented to in writing by Pitney Bowes, from the date of the Merger Agreement until the effective time of the Merger, the Company shall, and shall cause each of its subsidiaries to, use commercially reasonable efforts to (i) act and carry on its business in the ordinary course of business in compliance in all material respects with applicable law, (ii) preserve intact the material aspects of its and each of its subsidiaries’ business organization, assets, properties and business relationships, and (iii) keep available the services of its current officers and key employees and preserve the goodwill of the Company and its subsidiaries, taken as a whole. In addition, and without limiting the generality of the foregoing, except as expressly provided or permitted by the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Pitney Bowes:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of Shares (A) from holders of stock options of the Company in full or partial payment of the exercise price payable by such holder upon exercise of such options to the extent required or permitted under the terms of such options or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of services to the Company or any of its subsidiaries;

(b) issue, deliver, sell, grant, pledge or otherwise dispose of, or encumber or authorize the issuance, delivery, sale, grant, pledge or other disposition or encumbrance of, any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than the issuance of shares of Common Stock upon the exercise of stock options of the Company outstanding on the date of the Merger Agreement or pursuant to the Company ESPP;

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

(d) acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to the Company and its subsidiaries, taken as a whole, except purchases of inventory and raw materials in the ordinary course of business;

(e) sell, transfer, lease, license, pledge, or otherwise dispose of or encumber any material properties or material assets of the Company or of any of its subsidiaries, other than to customers in the ordinary course of business;

(f) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person (other than letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the ordinary course of business), (ii) issue, sell, amend or accelerate the conversion of any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its subsidiaries in the ordinary course of business) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly-owned subsidiaries; provided, however, that the Company may, in the ordinary course of business, invest in debt securities maturing not more than 90 days after the date of investment, or (iv) other than in the ordinary course of business, enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its subsidiaries against fluctuations in exchange rates;

(g) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $500,000 in the aggregate for the Company and its subsidiaries, taken as a whole, other than as set forth in the Company’s budget for capital expenditures previously made available to Pitney Bowes;

(h) make any material changes in accounting methods, principles or practices, except insofar as required by GAAP;

(i) except as required to comply with applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement, (i) adopt, enter into, terminate, renew or amend any employment, severance, change of control or similar agreement or benefit plan for the benefit or welfare of any new, current or former director, officer or employee or any collective bargaining agreement (except in the ordinary course of business and only if such arrangement is terminable on 60 days’ or less notice without either a penalty or a termination payment), (ii) increase the salary, compensation or fringe benefits of, or any bonus, incentive, compensation, service award, or like benefit granted or accrued for, any director, officer or employee (except for annual increases of salaries in the ordinary course of business), it being understood (for the avoidance of doubt) that the Company and its subsidiaries may hire new employees in the ordinary course of business, (iii) accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, other than as contemplated by the Merger Agreement, (iv) grant any stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, except for the grant of options to purchase up to 50,000 shares in the aggregate of Common Stock to employees hired after the date hereof, which options shall have an exercise price equal to the fair market value of the Company’s Common Stock on the date of grant (determined in a manner consistent with the Company’s existing practice for establishing fair market value for option grants) and which options shall otherwise be upon the Company’s customary terms, (v) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan of the Company, or (vi) fail to pay any tax or file any tax return in each case when due, except where the nonpayment of any such tax or nonfiling of any such tax return is being contested in good faith;

(j) make or change any tax election, agree to any adjustment of any tax attribute, adopt or change any tax accounting method, file any amended tax return, settle or compromise any liability for taxes, surrender any right to claim a refund of taxes, or consent to any extension or waiver of the limitations period applicable to any tax claim or assessment; or

(k) authorize any of, or commit or agree, to take any action referred to in this section “Conduct of Business by the Company.”

Indemnification; Insurance. Pursuant to the Merger Agreement, for a period of six years after the Effective Time, Pitney Bowes has agreed to cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its subsidiaries than the Company’s existing certificate of incorporation and bylaws.

For a period of six years after the Effective Time, the Surviving Corporation shall maintain in effect current policies of the directors’ and officers’ liability insurance maintained by the Company (the “Current D&O Insurance”) or purchase such equivalent policies in the event of the earlier termination or cancellation thereof, with respect to matters existing or occurring at or prior to the Effective Time, so long as the annual premium would not exceed 250% of the last annual premium paid prior to the Effective Time (such 250%, the “Maximum Premium”) or to purchase a six year extended reporting “tail” policy with respect to the Current D&O Insurance. Notwithstanding any of the foregoing and in lieu of the foregoing obligations, prior to the Effective Time, the Company may purchase a six year reporting “tail” policy with respect to the Current D&O Insurance, provided that it does not pay more than six times the Maximum Premium for such policy and the Surviving Corporation continues to maintain such policy for a period of six years after the Effective Time.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

Confidentiality Agreement

On December 19, 2006, the Company and Pitney Bowes entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and Pitney Bowes agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible negotiated transaction between Pitney Bowes and the Company. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (d)(3) to the Schedule TO, and is incorporated herein by reference.

Management Arrangements

Pitney Bowes has entered into retention agreements with nine senior employees of the Company, including four executive officers, to provide services to the Company following the Merger. The four executive officers, and their titles following the Merger, are: Mark P. Cattini, President of the Company; Michael Hickey, Vice President and General Manager, Pitney Bowes and Executive Vice President of Operations of the Company; Daniel T. Gerron, Vice President of Strategy & Business Development of the Company; and James D. Scott, Vice President—Engineering of the Company.

Each of the four (4) executive officers named above will continue to receive the same annual base salary and target incentive bonus opportunity he was receiving prior to the Merger. Additionally, each such executive officer will be eligible to receive a retention bonus in an amount between 20% and 30% of base salary payable on each of the first and second anniversary of the Effective Time, subject to continued employment. Upon termination without “cause,” each executive will be eligible to receive severance pursuant to Pitney Bowes’s severance plan and applicable Pitney Bowes severance practices, and will receive any unpaid portions of their retention bonuses. For this purpose, “cause” is generally defined as (i) the material failure on the part of the executive to perform his duties, (ii) material dishonesty or gross misconduct by the executive in the performance of his duties, (iii) injury caused by the executive to the reputation of the Company, (iv) a material breach of a covenant, or (v) conviction of the executive or the executive’s pleading guilty or no contest to a crime involving moral turpitude or to a felony.

Subject to the approval of the compensation committee of Pitney Bowes’s board of directors, Pitney Bowes will grant to each of Mr. Cattini and Mr. Hickey an award of restricted stock units, following the three-month anniversary of the Merger. The restricted stock units would be subject to the terms of Pitney Bowes’s stock plan and would vest on the fourth anniversary of the date of grant subject to the executive’s continued employment through such date. Each of Mr. Gerron and Mr. Scott will be eligible to receive annual equity award grants pursuant to Pitney Bowes‘s stock plan, in an amount substantially similar to the amount of awards granted to similarly situated executives.

Pursuant to the Merger Agreement, immediately prior to the closing, the Company will make lump sum payments to the four executive officers named above, in lieu of severance payments that could have become payable following the Merger under the change in control provisions of their pre-existing employment agreements. The lump sum payments to such four executive officers total $3,640,418, and are subject to the execution by the executives of a general release.

Two executive officers and one director will resign from the Company in connection with the Merger, effective upon the Closing. The executive officers are: George C. Moon, Chief Technology Officer; and K. Wayne McDougall, Vice President, Treasurer and Chief Financial Officer; and the director is John C. Cavalier, Chairman. Termination payments in the aggregate amount of $1,879,493 will be paid to such three individuals pursuant to their pre-existing employment agreements, and each will be entitled to the continuation of certain welfare benefits. Such payments will be made upon the closing, or the date which is six months and one day following the closing, if required by Section 409A of the Code, and are subject to the execution of a general release.

15. Dividends and Distributions.

As discussed in Section 14 above, pursuant to the Merger Agreement, without the prior consent of Pitney Bowes or as otherwise contemplated in the Merger Agreement, the Company has agreed not to (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of Shares (A) from the holders of stock options of the Company in full or partial payment of the exercise price payable by such holder upon exercise of such options to the extent required or permitted under the terms of such options or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of services to the Company or any of its subsidiaries.

16. Conditions of the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer in a manner consistent with the terms of the Merger Agreement, and may postpone the acceptance of, or payment for, any Shares in a manner consistent with the terms of the Merger Agreement, if:

(i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the Minimum Condition shall not have been satisfied;

(ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act and other applicable antitrust laws or as otherwise required by any governmental entity shall have expired, or been terminated or obtained, as applicable; or

(iii) at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following shall occur and be continuing:

(a) other than the filing of the certificate of merger pursuant to the Merger Agreement, any authorization, consent, order or approval of, or declaration or filing with, or expiration of waiting periods imposed by, any governmental entity in connection with the Offer or the Merger and the consummation of the other transactions contemplated by the Merger Agreement, the failure of which to file, obtain or occur is reasonably likely to have a PB Material Adverse Effect (as defined below) or a Company Material Adverse Effect (as defined below), shall not have been filed or obtained or shall not have occurred on terms and conditions which would not reasonably be likely to have a PB Material Adverse Effect or a Company Material Adverse Effect;

(b) any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Offer or the Merger illegal or otherwise prohibiting acceptance for payment of, and payment for, Shares pursuant to the Offer or the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

(c) there shall be instituted or pending any action or proceeding in which a governmental entity is (i) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement or make materially more costly the making of the Offer, (ii) seeking to prohibit or limit in any material respect Pitney Bowes’s or the Purchaser’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation, or (iii) seeking to prohibit or impose any material limitations on the ownership or operation by Pitney Bowes (or any of its subsidiaries) of all or any portion of the businesses or assets of Pitney Bowes, the Company or any of their respective subsidiaries, or to compel Pitney Bowes, the Company or the Surviving Corporation to dispose of or hold separate any portion of the businesses or assets of Pitney Bowes, the Company or the Surviving Corporation or any of their respective subsidiaries;

(d) any Company Material Adverse Effect shall have occurred;

(e) any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct as of such time as though made on and as of such time (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall not be true and correct as of such date, (ii) for changes contemplated by the Merger Agreement, and (iii) where the failure to be true and correct (without regard to any materiality or Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had a Company Material Adverse Effect);

(f) the Company shall have failed to perform in any material respect any covenant or obligation required to be performed or complied with by it under the Merger Agreement;

(g)(i) the Company Board shall have failed to recommend the tender of shares of Common Stock pursuant to the Offer in the Schedule 14D-9 or shall have withdrawn or modified its recommendation of the Offer in a manner adverse to Pitney Bowes; (ii) the Company Board shall have approved, endorsed or recommended to the stockholders of the Company an Acquisition Proposal (other than the Offer and the Merger); or (iii) a tender offer or exchange offer for outstanding shares of Common Stock shall have been commenced (other than by Pitney Bowes or any of its affiliates) and the Company Board shall have recommended that the stockholders of the Company tender their shares in such tender or exchange offer or, within ten business days after the commencement of such tender or exchange offer, the Company Board shall have failed to recommend against acceptance of such offer;

(h) Pitney Bowes and the Purchaser shall not have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (e) and (f) above have been duly satisfied; or

(i) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Pitney Bowes and the Purchaser and, subject to the terms of the Merger Agreement, may be waived by Pitney Bowes or the Purchaser (except for the Minimum

Condition), in whole or in part, at any time and from time to time, in their respective sole discretion. The failure by Pitney Bowes or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

The term “Company Material Adverse Effect” means any fact, change, event, circumstance or development that (i) has, or would be reasonably likely to have, a material adverse effect on the assets, properties, business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) would be reasonably likely to materially impede or delay the ability of the Company to consummate the transactions contemplated by the Merger Agreement; provided, however, that none of the following, or any adverse effects resulting or arising from the following, shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect: (a) economic factors affecting the national, regional or world economy or acts of war or terrorism (to the extent that they do not disproportionately affect the Company and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company and its subsidiaries operate); (b) factors generally affecting the industries or markets in which the Company operates (to the extent that they do not disproportionately affect the Company and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company and its subsidiaries operate); (c) actions contemplated by the parties in connection with the Merger Agreement or resulting or arising from the pendency or announcement of the transactions contemplated by the Merger Agreement, including actions of competitors or any delays or cancellations of orders for products or losses of employees; (d) changes in applicable law, rules or regulations (to the extent that they do not disproportionately affect the Company and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company and its subsidiaries operate); (e) changes in generally accepted accounting principles or the interpretation thereof; (f) any action taken pursuant to or in accordance with the Merger Agreement or at the request of Pitney Bowes; (g) any fees or expenses incurred in connection with the transactions contemplated by the Merger Agreement; (h) any failure, in and of itself, by the Company to meet any projections, guidance, estimates, forecasts or milestones or published financial or operating predictions for or during any period ending (or for which results are released) on or after the date hereof; (i) any loss of customers, resulting directly or indirectly from the announcement of the Merger; and (j) a decline in the price of the Company’s Common Stock, in and of itself.

The term “PB Material Adverse Effect” means any material adverse fact, change, event, circumstance or development that has, or would be reasonably likely to have, a material adverse effect on, (a) the assets, properties, business, financial condition or results of operations of Pitney Bowes and its subsidiaries, taken as a whole, or (b) the ability of Pitney Bowes or the Purchaser to consummate the transactions contemplated by the Merger Agreement.

17. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. Except as described under “Antitrust in the United States,” “Antitrust in Germany” and “Other Foreign Competition Law Filings,” there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 16—Conditions of the Offer.”

Delaware Law. In general, Section 203 of Delaware Law prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate thereof) from engaging in a “business combination” (defined to include a merger and certain other transactions as described below) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless, among other exceptions, before such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. On March 14, 2007, the Company Board approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger). Accordingly, the restrictions on business combinations set forth in Section 203 of Delaware Law do not apply to the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger).

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 16—Conditions of the Offer.”

Antitrust in the United States. Under the HSR Act and rules promulgated thereunder, certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and a prescribed waiting period has expired or otherwise terminated. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, on March 21, 2007 each of Pitney Bowes and the Company filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on Thursday, April 5, 2007, the 15th day after Pitney Bowes’s form was filed, unless early termination of the waiting period is granted. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by formally requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after our substantial compliance with such request. Thereafter, the Antitrust Division or the FTC may defer the consummation of the Merger and the transactions contemplated thereby only by court order. A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early.

Antitrust in Germany. Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German

Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Pitney Bowes of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Pitney Bowes within the one-month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Pitney Bowes within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Pursuant to the requirements of ARC, each of Pitney Bowes and the Company intends to file the German Notification on or about March 22, 2007, or as promptly thereafter as practical. Based on such filing, the one month waiting period in Germany would expire on or about April 22, 2007. We and the Company intend to seek to obtain the approval of the Offer in Germany prior to the initial expiration of the Offer on April 18, 2007, and, if we are successful, we would not extend the initial scheduled expiration date of the Offer as a result of the requirements of ARC. If approval is not obtained on or prior to April 18, 2007, we currently expect that we would extend the initial scheduled expiration date of the Offer to allow for satisfaction of the condition to the Offer relating to ARC prior to accepting for payment and paying for the tendered Shares.

Other Foreign Competition Law Filings. Based upon our examination of publicly available information and other information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, if we determine that the laws of any of these foreign countries apply to the Offer, we intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 16—Conditions of the Offer.”

Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

18. Fees and Expenses.

We have engaged JPMorgan to act as Dealer Manager in connection with the Offer. JPMorgan provided certain financial advisory services to us in connection with the Offer. We will pay JPMorgan customary compensation for such services in connection with the Offer and the Merger. We have agreed to reimburse JPMorgan for reasonable expenses incurred in connection with its engagement, including reasonable fees and expenses of legal counsel, and to indemnify JPMorgan and its respective affiliates against certain liabilities and expenses relating to or arising out of its engagement.

We have retained Georgeson Inc. to act as the information agent and Mellon Investor Services LLC to act as the depositary in connection with the Offer and the Merger. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information

Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

19. Miscellaneous.

Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Pitney Bowes or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC on March 22, 2007 a Tender Offer Statement on Schedule TO (the “Schedule TO”), together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer—Section 10—Certain Information Concerning the Purchaser and Pitney Bowes” of this Offer to Purchase.

MAGELLAN ACQUISITION CORP.

March 22, 2007

ANNEX I

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF

PITNEY BOWES AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF PITNEY BOWES

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Pitney Bowes are set forth below. The business address of each director and officer is Pitney Bowes Inc., One Elmcroft Road, Stamford, Connecticut 06926-0700. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Pitney Bowes.

Neither Pitney Bowes nor any of the directors and executive officers of Pitney Bowes listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Unless otherwise provided below, all directors and executive officers listed below are citizens of the United States.

Directors of Pitney Bowes are identified by “DO.” Executive officers of Pitney Bowes are identified by “EO.” All of the executive officers of Pitney Bowes have served in various corporate, division or subsidiary positions for at least the past five years except for Ms. Mayes and Mr. De Palma.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Leslie R. Abi-Karam EO	48	Ms. Abi-Karam is the Executive Vice President and President of Document Messaging Technologies and has served as an officer of Pitney Bowes since 2005.

Linda G. Alvarado DO	55	Ms. Alvarado has served as a director of Pitney Bowes since 1992. She is the President and Chief Executive Officer of Alvarado Construction, Inc., a Denver-based commercial general contractor, construction management and development firm. She is also a director of Lennox International, Inc., 3M Company, The Pepsi Bottling Group, Inc. and Qwest Communications International, Inc.

Gregory E. Buoncontri EO	59	Mr. Buoncontri is a Senior Vice President and the Chief Information Officer of Pitney Bowes and has served as an officer of Pitney Bowes since 2000.

Michael J. Critelli EO and DO	58	Mr. Critelli is the Chairman and Chief Executive Officer of Pitney Bowes and has served as an officer of Pitney Bowes since 1988 and as a director of Pitney Bowes since 1994. He is also a director of Eaton Corporation.

Elise R. DeBois EO	51	Ms. DeBois is the Executive Vice President and President of Global Financial Services and has served as an officer of Pitney Bowes since 2005.

Vincent R. De Palma EO	49	Mr. De Palma is the Executive Vice President and President of Pitney Bowes Management Services and has served as an officer since of Pitney Bowes 2005. Mr. De Palma joined Pitney Bowes in June 2005 as President, Pitney Bowes Management Services. Prior

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		to joining Pitney Bowes, Mr. De Palma was with Automatic Data Processing (“ADP”) where he was a Corporate Officer and served as President of ADP Benefit Services. Mr. De Palma has also held senior management positions at Petroleum Heat & Power Company and McKinsey & Company.

Anne Sutherland Fuchs DO	59	Ms. Fuchs has served as a director of Pitney Bowes since 2005. She is a consultant to private equity firms. She has been the Chair of the Commission on Women’s Issues for New York City since 2002. She was the Executive Vice President of LVMH Moët Hennessy Louis Vuitton, a leading luxury products group from March to December 2002. She was the Global Chief Executive at Phillips, de Pury & Luxembourg, LVMH’s auction house subsidiary, from July 2001 to February 2002. She was the Senior Vice President and Group Publishing Director of Hearst Magazines from 1994 to 2001. She is also a director of Gartner, Inc.

Ernie Green DO	68	Mr. Green has served as a director of Pitney Bowes since 1997. He is the President of Ernie Green Industries, Inc., a manufacturer of automotive components. He is also a director of Dayton Power & Light, Inc. and Eaton Corporation.

Luis A. Jimenez EO	62	Mr. Jimenez is a Senior Vice President and the Chief Strategy Officer of Pitney Bowes and has served as an officer of Pitney Bowes since 1999. Mr. Jimenez is also a director of Great Plains Energy Inc.

Patrick J. Keddy EO	52	Mr. Keddy is the Executive Vice President and President of Mailstream, International and has served as an officer of Pitney Bowes since 2005.

James H. Keyes DO	66	Mr. Keyes has served as a director of Pitney Bowes since 1998. He is the retired Chairman of Johnson Controls, Inc., a supplier of automotive systems and facility management and control, since 2003. He was also the Chairman and Chief Executive Officer of Johnson Controls, Inc. from 1993 to 2002. He is also a director of LSI Logic Corporation and Navistar International Corporation and a trustee of Fidelity Funds.

Murray D. Martin EO and DO	59	Mr. Martin is the President and Chief Operating Officer and a director of Pitney Bowes. Mr. Martin has served as an officer of Pitney Bowes since 1998 and a director since March 2007. Mr. Martin is a director of The Brink’s Company. Mr. Martin is a Canadian citizen.

Michele Coleman Mayes EO	57	Ms. Mayes is a Senior Vice President and the General Counsel of Pitney Bowes and has served as an officer of Pitney Bowes since 2003. Ms. Mayes joined Pitney Bowes in February 2003 as its Senior Vice President and General Counsel. Prior to joining Pitney Bowes, Ms. Mayes was Vice President—Legal, Assistant Secretary and Corporate Officer of Colgate-Palmolive Company. Ms. Mayes also served as Vice President and Deputy General Counsel—International and Corporate as well as Vice President of Human Resources and Legal for Colgate North America. Prior to joining Colgate-Palmolive Company, Ms. Mayes also held various legal positions at Unisys Corporation. Ms. Mayes is also a director of Assurant, Inc.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
John S. McFarlane DO	58	Mr. McFarlane has served as a director of Pitney Bowes since 2000. He was the Chief Executive Officer of Ascendent Telecommunications Inc., a leading developer of mobility and disaster recovery technology solutions, from 2004 to 2005. He was the President and Chief Executive Officer of Nexsi Systems Corporation, a developer of high-end network infrastructure and bandwidth management services, from 2001 to 2002. He was the President of the Network Service Provider Division of Sun Microsystems, Inc., a network computing product and service company, from 1999 to 2001. He is also a director of Exar Corporation. (Nexsi Systems, a private corporation, filed for protection under Chapter 7 of the U.S. Bankruptcy Laws on May 17, 2002.)

Eduardo R. Menascé DO	61	Mr. Menascé has served as a director of Pitney Bowes since 2001. He is the retired President, since December 31, 2005, of the Enterprise Solutions Group of Verizon Communications Inc., a leading provider of wireline and wireless communications. He is also a director of John Wiley & Sons, Inc., KeyCorp and Hillenbrand Industries, Inc.

Neil Metviner EO	48	Mr. Metviner is the Executive Vice President and President of Global Small Business and Supplies and has served as an officer of Pitney Bowes since 2005.

Michael Monahan EO	46	Mr. Monahan is the Executive Vice President and President of Mailing Solutions and Services and has served as an officer of Pitney Bowes since 2005.

Bruce P. Nolop EO	56	Mr. Nolop is an Executive Vice President and the Chief Financial Officer of Pitney Bowes and has served as an officer of Pitney Bowes since 2000.

Michael I. Roth DO	61	Mr. Roth has served as a director of Pitney Bowes since 1995. He is the Chairman and Chief Executive Officer of The Interpublic Group of Companies, Inc., a global marketing communications and marketing services company. He was the Chairman of the Board of The Interpublic Group of Companies, Inc. from 2004 to 2005. He was the Chairman and Chief Executive Officer of The MONY Group Inc. from 1993 to 2004. He is also a director of Gaylord Entertainment Company and The Interpublic Group of Companies, Inc.

David L. Shedlarz DO	58	Mr. Shedlarz has served as a director of Pitney Bowes since 2001. He has been the Vice Chairman of Pfizer Inc., a pharmaceuticals, consumer and animal products health company, since March 2005. He was the Executive Vice President and Chief Financial Officer of Pfizer Inc. from 1999 to 2005.

David B. Snow, Jr. DO	52	Mr. Snow has served as a director of Pitney Bowes since 2006. He is the Chairman and Chief Executive Officer of Medco Health Solutions, Inc., a leading pharmacy benefit manager. He was the President and Chief Operating Officer of WellChoice, Inc. from 2001 to 2003. He is also a director of Medco Health Solutions, Inc.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Johnna G. Torsone EO	56	Ms. Torsone is a Senior Vice President and the Chief Human Resources Officer of Pitney Bowes and has served as an officer of Pitney Bowes since 1993.

Kevin Weiss EO	53	Mr. Weiss is the Executive Vice President and President of Mailstream, The Americas and has served as an officer of Pitney Bowes since 2005.

Robert E. Weissman DO	66	Mr. Weissman has served as a director of Pitney Bowes since 2001. He is the retired Chairman of IMS Health Incorporated, a leading provider of information solutions to the pharmaceutical and healthcare industries. He is also a director of Cognizant Technology Solutions, Information Services Group, Inc. and State Street Corporation.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Pitney Bowes Inc., One Elmcroft Road, Stamford, Connecticut 06926-0700. Neither the Purchaser nor any of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors and executive officers of the Purchaser are identified as “DO” and “EO,” respectively.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Leslie R. Abi-Karam DO and EO	48	Ms. Abi-Karam is the Executive Vice President and President of Document Messaging Technologies and has served as an officer of Pitney Bowes since 2005.

Bruce P. Nolop DO	56	Mr. Nolop is an Executive Vice President and the Chief Financial Officer of Pitney Bowes and has served as an officer of Pitney Bowes since 2000.

Steven J. Green DO	55	Vice President—Finance and Chief Accounting Officer since February 2005. Mr. Green was Vice President—Finance and Administration, Global Mailstream Solutions from 1996 to 2005 and has been an officer of Pitney Bowes since 2005.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail: Reorganization Department P.O. Box 3301 South Hackensack, NJ 07606 Attn: Reorganization Department	By Hand: Reorganization Department 480 Washington Boulevard 27th Floor Jersey City, NJ 07310 Attn: Reorganization Department	By Overnight Mail: Reorganization Department 480 Washington Boulevard 27th Floor Mail Drop—Reorg Jersey City, NJ 07310 Attn: Reorganization Department - 27th Floor

By Facsimile Transmission (For Eligible Institutions Only): (201) 680-4626)

Confirm Facsimile Transmission: (201) 680-4860

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokers Call: (212) 440-9800 Stockholders Call Toll-Free: (800) 356-1784

The Dealer Manager for the Offer is:

J.P. Morgan Securities Inc.

277 Park Avenue

New York, NY 10172

(212) 622-6821 (Call Collect)

(800) 965-1192 (Call Toll-Free)